EXHIBIT 2

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 1/7/26, the date of the event which required filing of this Schedule 13D/A. Unless otherwise indicated below, all trades were effected in the open market.

Trade Date	Buy/Sell	Shares	Price
11/17/2025	Sell	2,841	10.93
11/18/2025	Sell	17,706	10.91
11/19/2025	Sell	22,155	10.89
11/28/2025	Sell	1,124**	0
12/4/2025	Sell	18,690	10.87
12/5/2025	Sell	8,961	10.86
12/8/2025	Sell	26,987	10.81
12/9/2025	Sell	7,811	10.81
1/5/2026	Sell	16,283	10.85
1/6/2026	Sell	25,084	10.89
1/7/2026	Sell	44,280	10.91

**Pro-rata distribution in-kind for no consideration.